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                      CENTURION WIRELESS TECHNOLOGIES, INC.
                             3425 North 44th Street
                             Lincoln, Nebraska 68504



October 14, 2002



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:        Russell Mancuso, Esq.



         Re: Application to Withdraw Registration Statement on Form S-1 CENTURION WIRELESS TECHNOLOGIES, INC. ("CENTURION")
                  File No. 333-46450



Dear Mr. Mancuso:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Centurion hereby requests withdrawal of the above-referenced registration statement effective immediately. There have been no sales of securities under the registration statement. Centurion is requesting withdrawal of its registration statement because it does not anticipate a sale of securities to the public in the near future due to market conditions.


                                        Sincerely,
                                        Centurion Wireless Technologies, Inc.


                                        By: /s/ Gary L. Kuck
                                            ------------------------------------
                                            Gary L. Kuck
                                            Chairman and Chief Executive Officer



cc:      Joshua N. Korff, Esq.
         Nora L. Gibson, Esq.